Exhibit 5.1

April 29, 2016

Unisys Corporation

801 Lakeview Drive, Suite 100

Blue Bell, PA 19422

Re:	Post-Effective Amendment No. 1 to Form S-8 (File No. 333-192040)

Ladies and Gentlemen:

I am an Associate General Counsel of Unisys Corporation, a Delaware corporation (the “Company”), and am rendering this opinion in connection with Post-Effective Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form S-8 (File No. 333-192040) (the “Registration Statement”) filed pursuant to the Securities Act of 1933, as amended (the “Act”). The Registration Statement covers shares (the “Shares”) of the Company’s common stock, par value $.01 per share (the “Common Stock”), which are issuable pursuant to the Unisys Savings Plan (the “Unisys Plan”) and the Unisys Technical Services Savings Plan (the “UTS Plan” and, together with the Unisys Plan, the “Plans”).

The Registration Statement initially registered 3,000,000 shares of Common Stock issuable under the Unisys Plan and an indeterminable amount of interests to be offered and sold under the Unisys Plan. A master trust (the “Master Trust”) established under a Master Trust Agreement between the Unisys Plan and Fidelity Management Trust Company, dated as of January 10, 2011, as amended, holds and invests assets of the Unisys Plan. One of the investment options in the Master Trust is the “Stock Fund,” which consists of shares of Common Stock. Any shares of Common Stock issued under the Unisys Plan are from the Stock Fund.

The UTS Plan was established on December 28, 2015 and became effective on January 1, 2016 and, by an amendment dated December 31, 2015 to the Master Trust Agreement, the Master Trust also holds and invests assets of the UTS Plan. Any shares of Common Stock issued under the UTS Plan are also from the Stock Fund.

The Amendment post effectively amends the Registration Statement to disclose that (i) the registered shares in the Stock Fund will be the aggregate number of shares issuable under both Plans and (ii) there is no specific allocation of a fixed number of shares to each Plan.

The Shares will be either (a) issued as company matching contributions under the Plan or (b) purchased in the open market by the relevant Plan’s trustee on behalf of participants of such Plan who elect to invest in the Unisys Common Stock Fund offered under such Plan.

I have reviewed the Amendment, the Registration Statement, the Plans, the Company’s Certificate of Incorporation and By-laws and such corporate records and other documents and have made such investigations of law as I have deemed appropriate for purposes of giving the opinion hereinafter expressed.

Based upon the foregoing and subject to the limitations set forth below, I am of the opinion that any newly issued shares included in the Shares will be, when issued in accordance with the terms of the Plans, validly issued, fully paid and non-assessable.

With respect to the opinion set forth above, I have assumed that the consideration to be received by the Company upon the issuance of such Shares will be at least equal to the par value of such Shares.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Amendment. In giving such consent, I do not thereby admit that I am an expert with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the Act or the rules and regulations issued thereunder.

This opinion is limited to the General Corporation Law of the State of Delaware.

Very truly yours,

/s/ John M. Armbruster

John M. Armbruster

Associate General Counsel